[Letterhead of Magic Software Enterprise Ltd.]



                                December 4, 2009

VIA EDGAR
---------

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                      Re: Magic Software Enterprises Ltd.
                          Form 20-F for Fiscal Year Ended December 31, 2008 Filed April 2, 2009
                          File No. 000-19415
                          -------------------------------------------------

Dear Mr. Shuman:

         We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Mr. Guy Bernstein, Chairman of the Board of Directors of Magic Software Enterprises Ltd. (the "Company"), dated November 18, 2009 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008. We have repeated the comment below and have provided a response.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK, PAGE 74
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         1. You disclose that your "financial results may be negatively impacted by foreign currency fluctuations." We note also the disclosure relating to your exposure to currency fluctuations in risk factors and in the discussion of your operating and financial review and prospects. We note further that your management has publicly stated that the euro/dollar exchange rate was a significant factor in the decline in your revenues for the fourth quarter of fiscal 2008 as compared to the fourth quarter of fiscal 2007, because it reduced your European sales as expressed in dollars. In light of the foregoing, please tell us what consideration you gave to providing quantitative disclosure for the foreign currency exchange rate market risks pursuant to one of the three prescribed formats in Item 11(a)(1) of Form 20-F, or tell us why you believe such disclosure is not necessary.

Response:

         While we are exposed to a variety of market risks, primarily foreign currency fluctuations which had a definite impact on our fourth quarter results, such risks did not have a material impact on our results for the year ended December 31, 2008, taken as a whole. Although half of the Company's revenues in 2008 were generated in currencies other than the U.S. dollar, the impact of the change in the U.S. dollar currency rate with respect to the Company's annual revenues was 3% of total revenues.

Furthermore, all of the Company's cash investments are in U.S. dollars (including cash investments in foreign banks and government debentures) and therefore were not exposed to foreign currency exchange rate fluctuations. The Company also had little exposure to changes in interest rates, as it debt was minimal.

         Based on the foregoing, we did not believe that further qualitative analysis was warranted and such disclosure was not necessary. Nevertheless, we intend to amend the Company's 2008 Annual Report on Form 20-F to include the following quantitative disclosure:

INTEREST RATE RISK

Except for our exposure to market risk for changes in interest rates relating to our investments in marketable securities, which are principally denominated in U.S. dollars, we do not have any substantial risk which is derived from a change in interest rates. The net increase in earnings and cash flow for the next year resulting from a ten percent interest rate increase would be negligible.

FOREIGN CURRENCY EXCHANGE RISK

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are transacted through a global network of subsidiaries. These sales and related expenses are generally denominated in currencies other than the U.S. dollar, except in Israel, where our sales are denominated in U.S. dollars and our expenses are denominated in New Israeli Shekel. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and such other currencies as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation. Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the New Israeli Shekel, the U.S. dollar as compared to the Euro and to the Japanese Yen. An increase of 10% in the value of the New Israeli Shekel relative to the U.S. dollar in 2008 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2 million for that year, while a decrease of 10% in the value of the New Israeli Shekel relative to the U.S. dollar in 2008 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.7 million for the year. An increase of 10% in the value of the Euro and in the value of the Japanese yen relative to the U.S. dollar in 2008 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.6 million and $0.4 million respectively for that year, while a decrease of 10% in the value of the Euro and in the value of the Japanese Yen relative to the U.S. dollar in 2008 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.6 million and $0.3 million respectively for the year.

EQUITY PRICE RISK

The Company had $3.5 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical ten percent decrease in prices quoted on stock exchanges is approximately $350,000.


We acknowledge that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you again for your consideration.

                                           Very truly yours,

                                           /s/Amit Birk
                                           Amit Birk, Adv.
                                           General Counsel & Corporate Secretary
                                           Magic Software Enterprises Ltd.


cc:  Katherine Wray, Staff Attorney